HARMON INDUSTRIES




NEWS RELEASE FOR:                   CONTACT:
    HARMON INDUSTRIES, INC.             BJORN E. OLSSON, OR
    NASDAQ: HRMN                        STEPHEN L. SCHMITZ
    FOR RELEASE:  JULY 17, 2000         (816) 229-3345
                                        sschmitz@harmonind.com

                                        SUSAN K. BREON
                                        GE TRANSPORTATION SYSTEMS
                                        (814) 875-3457
                                        susan.breon@trans.ge.com

                      GENERAL ELECTRIC COMPANY TO ACQUIRE
                            HARMON INDUSTRIES, INC.


July 17, 2000 - Erie, PA and Kansas City, MO - General Electric Company and Harmon Industries, Inc. announced today that they have reached a definitive agreement for GE to acquire 100% of the stock of Harmon for $30 per share, payable in GE stock. The stock exchange is expected to be tax free to Harmon shareholders. The total value of the transaction including the assumption of debt is approximately $425 million. Harmon is a leading supplier of signal, inspection, train control and communications products, systems and services to freight and transit railroads, with sales of $304 million in 1999.

Upon completion of the transaction, Harmon will become part of GE Harris Railway Electronics, a joint venture between GE Transportation Systems (GETS) and Harris Corporation. John Krenicki, president and chief executive officer of GE Transportation Systems, said of the potential transaction, "Harmon has a wide range of railroad and transit signaling, wayside and control products and systems which greatly complement the GE-Harris product line and expands GE's railroad signaling and communications offerings in the passenger and freight railroad industry. The combined company will offer tremendous communications technology and increased opportunities for productivity, service improvements and asset utilization for our customers around the world."

                                     -more-



             1600 N.E. CORONADO DRIVE, BLUE SPRINGS, MISSOURI 64014
                       (816) 229-3345 FAX (816) 229-0556)
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                                                              GE/Harmon, page 2

Bjorn Olsson, president and chief executive officer of Harmon, said that the transaction will facilitate the achievement of Harmon's long-term goals and was unanimously approved by its board of directors. "Our people, technological innovation, customer service and product quality made us a valuable partner for GE. I think all employees of Harmon can take great pride in the fact that we are joining forces with one of the best recognized corporations in the world."

GETS, headquartered in Erie, PA, is one of the major business units of GE (NYSE symbol GE). It is a global supplier of surface transportation products and services including freight and passenger locomotives and maintenance service, global railroad services such as remote monitoring and diagnostics, railway control and communications systems, propulsion and auxiliary power systems for transit vehicles and motorized drive systems for mining trucks. It employs approximately 6,700 employees worldwide and has sales in excess of $2 billion.

Harmon Industries, Inc., headquartered in Blue Springs, Mo., is a technology leader focusing primarily on providing solutions to the worldwide rail transportation industry in the areas of electronic signaling and train control. The company is traded in the over-the-counter market and is quoted on NASDAQ National Market System under the symbol HRMN. It has approximately 2,000 employees at more than 20 locations in North America, United Kingdom and Italy.

Pending regulatory and shareholder approvals and other customary conditions, the transaction is expected to be completed during the third quarter of 2000.

We urge the Harmon shareholders to read the registration statement or form S-4 and schedule T.O. and the preliminary prospectus, supplements, final prospectus and other exchange offer documents, which will be filed by General Electric with the Securities and Exchange Commission and the related solicitation/recommendation statement which will be filed by Harmon with the SEC. These documents will contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all shareholders of Harmon at no expense to them. When documents are filed with the SEC, they will be available at no charge at the SEC's website at www.sec.gov. Documents are available from the contact persons above without cost. Reference is made to the forward-looking statement contained in the 10K of Harmon Industries, Inc. for the prior period ending Dec. 31, 1999.

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